SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                (Amendment No. 1)

                      Integrated Alarm Services Group, Inc.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    45890M109
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                                 (CUSIP Number)

                                 Jay Weil, Esq.
                                Guzov Ofsink, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                             Tel. No. (212) 371-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 4, 2005
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g),
check the following box. [X]

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 9 Pages)

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CUSIP No. 45890M109                    13D                     Page 2 of 9 Pages
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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Potomac Capital Management LLC    13-3984298
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  / /
        (b)  / /
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  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)    / /

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
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                               7   SOLE VOTING POWER
    NUMBER OF
     SHARES                             0
  BENEFICIALLY               ---------------------------------------------------
    OWNED BY                   8   SHARED VOTING POWER
      EACH
    REPORTING                           162,758
     PERSON                  ---------------------------------------------------
      WITH                     9   SOLE DISPOSITIVE POWER

                                        0
                             ---------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                        162,758
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             162,758
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             .66%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

             HC; OO (limited liability company)
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 45890M109                    13D                     Page 3 of 9 Pages
--------------------------------------------------------------------------------

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Potomac Capital Management, Inc.  13-3984786
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  / /
        (b)  / /
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)    / /

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
--------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
    NUMBER OF
     SHARES                             0
  BENEFICIALLY               ---------------------------------------------------
    OWNED BY                   8   SHARED VOTING POWER
      EACH
    REPORTING                           153,191
     PERSON                  ---------------------------------------------------
      WITH                     9   SOLE DISPOSITIVE POWER

                                        0
                             ---------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                        153,191
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             153,191
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             .62%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

             HC; CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 45890M109                    13D                     Page 4 of 9 Pages
--------------------------------------------------------------------------------

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Paul J. Solit
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)  / /
        (b)  / /
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

             AF
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)    / /

--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
--------------------------------------------------------------------------------
                               7   SOLE VOTING POWER
    NUMBER OF
     SHARES                             0
  BENEFICIALLY               ---------------------------------------------------
    OWNED BY                   8   SHARED VOTING POWER
      EACH
    REPORTING                           221,458
     PERSON                  ---------------------------------------------------
      WITH                     9   SOLE DISPOSITIVE POWER

                                        0
                             ---------------------------------------------------
                               10  SHARED DISPOSITIVE POWER

                                        221,458
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             221,458
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             .90%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

             HC; IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

The Statement on Schedule 13D filed by Potomac Capital Management LLC, Potomac Capital Management, Inc. and Paul Solit on August 31, 2005 is amended in its entirety to read as set forth below. Since the beneficial ownership of Integrated Alarm Services Group, Inc. common stock of all of the reporting persons has decreased to below 5%, this will be the final Schedule 13D filing by all of such reporting persons with respect to such common stock.


Item 1.   Security and Issuer.

     (a) This Statement on Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock"), of Integrated Alarm Services Group, Inc., a Delaware corporation (the "Company").

     (b) The principal executive offices of the Company are located at One Capital Center, 99 Pine Street, 3rd Floor, Albany, New York 12207.

Item 2.   Identity and Background.

     (a) This Statement on Schedule 13D is being jointly filed by Potomac Capital Management LLC, A New York limited liability company (Potomac LLC"), Potomac Capital Management Inc., a New York corporation ("Potomac Inc."), and Paul J. Solit ("Solit" and collectively with Potomac LLC and Potomac Inc., the "Reporting Persons").

     (b) The business address of each of the Reporting Persons is 825 Third Avenue, 33rd Floor, New York, New York 10022.

     (c) Potomac Inc. is the investment manager of each of Potomac Capital Partners LP, a Delaware limited partnership ("Potomac Partners") and Potomac Capital International Ltd., a British Virgin Islands international business company ("Potomac International"), none of which entities is a Reporting Person, but which entities directly own an aggregate of 153,191 shares of Common Stock. By virtue of its power to direct the acquisition and disposition of such Common Stock, Potomac Inc. may be deemed to beneficially own all of the Common Stock owned by Potomac Partners and Potomac International. Potomac LLC is the general partner of Potomac Partners and the investment manager of Pleiades Investment Partners-R, a Delaware limited partnership ("Pleiades"), which is not a Reporting Person. Potomac LLC shares the power to vote, acquire and dispose of the shares of Common Stock held by Potomac Partners and Pleiades and therefore may be deemed to beneficially own an aggregate of 162,758 shares of Common Stock directly owned by Potomac Partners and Pleiades. Solit is the Managing Member of Potomac LLC, the President and sole owner of Potomac Inc., and a director of Potomac International and by virtue of such relationships may be deemed to beneficially own all of the Common Stock beneficially owned by each of Potomac LLC and Potomac Inc., as well as Potomac Partners, Potomac International and Pleiades.

     (d)-(e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

     (f) Each of Potomac LLC and Potomac Inc. is organized under the laws of New York. Solit is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     The shares of the Company's Common Stock acquired by the Reporting Persons were acquired during the period from July 24, 2003 to October 26, 2005 in open market purchases from the working capital of the entities making the purchases.

Item 4.   Purpose of Transaction.

     The Reporting Persons acquired all of the shares of Common Stock reported herein as beneficially owned by them for investment purposes only.

     By letter, dated August 31, 2005, a copy of which is filed herewith as
Exhibit 2, Potomac LLC expressed its concern that the Board of Directors of the Company had not yet acted to authorize a share repurchase agreement, despite management's previous public comments regarding the benefit of such a program. In the letter Potomac LLC urged the Board of Directors to undertake the share repurchase program.

     On October 27, 2005 the Company announced that the Company's Board of Directors had authorized an initial plan to repurchase up to $2.5 million of the Company's common stock. The Company also announced that it intends to make repurchases from time to time in the open market at prevailing market prices or in negotiated transactions off the market. The repurchase is expected to continue through March 17, 2006, unless extended or shortened by the Company's Board of Directors.

     Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above.

     Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Persons may be deemed to beneficially own the number of shares of the Company's Common Stock representing the percentage of the Company's outstanding common stock set forth opposite the name of the Reporting Person below:

         Name of               Number of Shares             Percentage
     Reporting Person         Beneficially Owned       of Outstanding Stock
     ----------------         ------------------       --------------------

     Potomac LLC                   162,758                    .66%

     Potomac Inc.                  153,191                    .62%

     Solit                         221,458                    .90%

     (b) Each of the above Reporting Persons shares the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares reported as beneficially owned by such Reporting Person

     (c) No transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons, except as follows:

    Transaction       Name of               Shares            Total
        Date       Selling Entity            Sold          Sales Price

      2/3/2006   Potomac Partners            2,400         $7,088.77
      2/3/2006   Potomac International       3,100         $9,160.71
      2/6/2006   Potomac Partners            8,200         $25,155.75
      2/6/2006   Potomac International       4,000         $12,263.41
      2/6/2006   Pleiades                    2,800         $8,579.89
     2/17/2006   Potomac Partners            4,600         $19,074.41
     2/17/2006   Potomac International       2,100         $8,699.73
     2/17/2006   Pleiades                    3,300         $13,679.57

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.   Material to be Filed as Exhibits.

1.   Joint Filing Agreement among the Reporting Persons, dated August 31, 2005.*

2. Letter, dated August 31, 2005, from Potomac Capital Management, LLC to the Board of Directors of the Company.*

*Previously filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                  March 6, 2005
                                                  ------------------------------
                                                  (Date)

                                                  /s/ Paul J. Solit
                                                  ------------------------------
                                                  Paul J. Solit

                                     POTOMAC CAPITAL MANAGEMENT LLC

                                              By: /s/ Paul J. Solit
                                                  ------------------------------
                                                  Paul J. Solit, Managing Member


                                     POTOMAC CAPITAL MANAGEMENT INC.

                                              By: /s/ Paul J. Solit
                                                  ------------------------------
                                                  Paul J. Solit, President